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                             October 8, 2020

       Menzo D. Case
       President and Chief Executive Officer
       Generations Bancorp NY, Inc.
       20 East Bayard Street
       Seneca Falls, NY 13148

                                                        Re: Generations Bancorp
NY, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed September 11,
2020
                                                            File No. 333-248742

       Dear Mr. Case:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 submitted September 11, 2020

       Prospectus
       Terms of the Offering, page 6

   1. We note your disclosure of the maximum, midpoint and minimum price-to-earnings multiples on page 7.
Please also disclose the multiples for each of the peer companies listed.
       Risk Factors
       As a result of the decline in cash flow . . ., page 22

   2. We note that on page 22 of the prospectus you disclose that, at June 30, 2020, 227 customers remain on
your deferral program with a balance of $28.9 million. Elsewhere, such as on pages 97 and
100, disclosures indicate that, as of June 30, 2020, 168 customers
 Menzo D. Case
FirstName
GenerationsLastNameMenzo  D. Case
            Bancorp NY, Inc.
Comapany
October    NameGenerations Bancorp NY, Inc.
        8, 2020
October
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FirstName LastName
         remain on the deferral program with a balance of $19.9 million. Please amend your disclosures to reconcile this discrepancy.
How we intend to use the proceeds from the offering, page 42

3. We note that you plan to distribute either $9 million or $10 million of net proceeds from this offering to Generations Bank. We also note a general description of how Generations
         Bank plans to use the proceeds on page 43 to "expand its banking franchise by establishing or acquiring new branches or by acquiring other financial institutions or other financial services companies." In this regard, please tell us if Generations Bank has any specific plans to acquire new branches or other financial institutions. If so, please provide the disclosure required by Instructions 5 and 6, as applicable, to
Item 504 of Regulation S-
         K.
4. For the subordinated debt to be repaid with the use of proceeds please specify the interest rate and maturity of the debt. Refer to Instruction 4 to Item 504 of Regulation S-K.
Business of Generations Bancorp and Seneca-Cayuga Bancorp
Forbearances Programs in Response to Government Actions and the Covid-19 Pandemic, page
97

5. We note your disclosure here that "all of these loans, [loans for which payments are deferred due to the Covid-19 pandemic], are expected to return to their regular payment cycles by September 2020." Please update this disclosure with the most recent information.
Transactions with Certain Related Persons, page 132

6. We note your disclosure relating to the loan for which Mr. Jones is the guarantor. Please disclose the largest aggregate amount of principal outstanding during the period for which disclosure is provided, the amount of principal paid during the periods for which disclosure is provided, the amount of interest paid during the period for which disclosure is provided, and the rate or amount of interest payable on the indebtedness. Refer to Item
         404(a)(5) of Regulation S-K. In addition, please explain who continues to make payment on the the loan if the company to which it was made is no longer in business.
7. Please disclose in this section the loans made to officers, directors and their affiliates listed on pages F-60 and F-61, to the extent that these meet the criteria for transactions with related persons pursuant to Item 404 of Regulation S-K. In addition, describe your policies and procedures for the review, approval, or ratification of the related party transactions. Refer to Item 404(b) of Regulation S-K.
Questions and Answers, page II-1

8. We note that in several places in this section you refer to "super-majority," and that in some situations it appears to mean two-thirds of the votes, while in other cases it may
 Menzo D. Case
Generations Bancorp NY, Inc.
October 8, 2020
Page 3
         mean 80% of the votes. Please revise throughout to disclose the specific percentages of votes required when referring to a"super-majority."
General

9. Please provide us with supplemental copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the
         Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact Tonya K. Aldave at (202) 551-3601 to discuss how to submit the materials, if any, to us for our review.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Cara Lubit at 202-551-5909 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact
Tonya Aldave at 202-551-3601 or John Dana Brown at 202-551-3859 with any other questions.



FirstName LastNameMenzo D. Case                                Sincerely,
Comapany NameGenerations Bancorp NY, Inc.
                                                               Division of
Corporation Finance
October 8, 2020 Page 3                                         Office of
Finance
FirstName LastName